FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

4 March 2013

HSBC BANK CANADA
FOURTH QUARTER 2012 RESULTS

·      Profit before income tax expense for the quarter ended 31 December 2012 was C$221m, an increase of 19.5% compared with the same period in 2011. Profit for the year ended 31 December 2012 was C$1,038m, an increase of 8.6%
       compared with the year ended 31 December 2011.

·      Profit for the quarter ended 31 December 2012 was C$157m, an increase of 16.3% compared with the same period in 2011. Profit for the year ended 31 December 2012 was C$761m, an increase of 8.1% compared with the year ended
       31 December 2011.

·    Profit attributable to common shareholders was C$140m for the quarter ended 31 December 2012, an increase of 18.6% compared with the same period in 2011. Profit attributable to common shareholders was C$690m for the year ended 31 December 2012, an increase of 9.0% compared with the year ended 31 December 2011.

·      Return on average common equity was 13.1% for the quarter ended 31 December 2012 and 16.8% for the year ended 31 December 2012 compared with 11.8% and 17.0% respectively for the same periods in 2011.

·      The cost efficiency ratio improved to 52.3% for the quarter ended 31 December 2012 and 48.0% for the year ended 31 December 2012 compared with 57.5% and 52.6% respectively for the same periods in 2011.

· Total assets were C$80.7bn at 31 December 2012 compared with C$80.1bn at 31 December 2011.

·      Total assets under administration decreased to C$19.5bn at 31 December 2012 from C$27.4bn at 31 December 2011 primarily due to the sale of the full service retail brokerage business on 1 January 2012. Excluding the impact of this sale, total assets under administration increased by C$2.7bn from 31 December 2011.

· Tier 1 capital ratio and the total capital ratio were 13.8% and 16.0% respectively at 31 December 2012 compared with 13.4% and 16.0% respectively at 31 December 2011.

The abbreviations "C$m" and "C$bn" represent millions and billions of Canadian dollars, respectively.

Financial Commentary

Overview

HSBC Bank Canada recorded profit of C$157m for the fourth quarter of 2012, an increase of C$22m, or 16.3%, compared with the fourth quarter of 2011, and a decrease of C$24m, or 13.3%, compared with the third quarter of 2012. Profit for 2012 was C$761m, an increase of C$57m, or 8.1%, compared with 2011. Profit attributable to common shareholders was C$140m for the fourth quarter of 2012, an increase of C$22m, or 18.6%, compared with the fourth quarter of 2011, and a decrease of C$22m, or 13.6%, compared with the third quarter of 2012. Profit attributable to common shareholders for 2012 was C$690m, an increase of C$57m, or 9%, compared with 2011.

The increase in profit compared with the same quarter of 2011 is mainly due to lower operating expenses as a result of the sale of the full service retail brokerage business and wind-down of the consumer finance business, lower loan impairment charges from a release of collectively assessed loan impairment allowances and lower specific loan impairment charges and higher net trading income from rates and credit products. The increase in profit was partially offset by a reduction in net interest income resulting from a decrease in average loan balances and lower net interest margin. The decrease compared with the prior quarter is mainly due to lower operating income as a result of a write down in the value of investment property, higher operating expenses driven by the write off of internally developed software costs, and a reduction in net interest income resulting from a decrease in average loan balances as well as lower net interest margin. The decrease was partially offset by lower loan impairment charges from a release of collectively assessed loan impairment allowances and lower specific loan impairment charges.

The increase in profit compared with the prior year is primarily due the gain realized on the sale of the full service retail brokerage business. Excluding this sale and restructuring costs on the closure of the Consumer Finance business, profits increased over the prior year from strong net fee income on sales of mutual fund and World Selection portfolios, as well as increased commercial credit facility and debt underwriting fees, and reduced costs from organizational effectiveness initiatives. The increase in profit was partially offset by a reduction in net interest income due to lower average retail and consumer finance loan balances following the strategic refocus of these businesses and lower net interest margin.

Commenting on the results, Paulo Maia, President and Chief Executive Officer of HSBC Bank Canada, said:

"I am very pleased to report that in 2012 HSBC Bank Canada reached an important milestone, for the first time reporting profit before tax of over C$1 billion. Over the course of the last two years, HSBC has been refocusing our businesses to better serve our core clients. Growth in our strategic areas of focus, founded on deeper relationships with our customers, along with a reduction in costs are largely responsible for our results in 2012. My thanks to Lindsay Gordon who retired at the beginning of 2013 after nine successful years as President and CEO. I look forward to continuing to grow HSBC's businesses and brand in Canada as the premier bank for internationally minded businesses and individuals."

Analysis of Consolidated Financial Results for the Fourth Quarter of 2012

Net interest income
for the fourth quarter of 2012 was C$348m, a decrease of C$45m, or 11.5%, compared with the fourth quarter of 2011, and a decrease of C$9m, or 2.5%, compared with the third quarter of 2012. Net interest income was C$1,475m for 2012, a decrease of C$81m, or 5.2%, compared with 2011. The decreases are primarily due to lower average retail and consumer finance loan balances following the strategic refocus of these businesses and reduced net interest margin.

Net fee income
for the fourth quarter of 2012 was C$154m, decreases of C$3m, or 1.9%, compared with the fourth quarter of 2011 and third quarter of 2012.
Net fee income for 2012 was C$601m, a decrease of C$43m, or 6.7% compared with 2011.

The sale of the full service retail brokerage business resulted in reductions in fees from funds under management and brokerage commissions in 2012. Excluding fees from the full service retail brokerage business, net fee income for the fourth quarter of 2012 and full year 2012 increased by C$14m and C$47m respectively compared with the same periods last year, as a result of customers investing an additional C$1.4bn through our wealth management business, and higher fees from credit facilities driven by growth in authorized commercial credit facilities and transaction volume. The decrease compared with the prior quarter is due to higher credit card reward program costs associated with increased utilization.

Net trading income
for the fourth quarter of 2012 was C$45m, an increase of C$14m, or 45.2%, compared with the fourth quarter of 2011, and a decrease of C$3m, or 6.3%, compared with the third quarter of 2012. Net trading income for 2012 was C$180m, an increase of C$30m, or 20.0% compared with 2011.

The increase compared with the same quarter last year is due to improved trading performance in rates and credit products, partially offset by a decrease in foreign exchange revenues driven on lower volume in a less volatile market.

The increase in net trading income compared with the prior year is due to improved trading performance in rates and credit products, partially offset by the adverse impact of narrowing credit spreads on the carrying value of our own debt instruments classified as trading.

Net gain/(loss) from financial instruments designated at fair value for the fourth quarter of 2012 was a net loss of C$3m, compared with C$nil for the fourth quarter of 2011, and compared with a net loss of C$8m for the third quarter of 2012. Net loss from financial instruments designated at fair value for 2012 was C$27m, compared with a net gain of C$l6m for 2011.

The bank designates certain subordinated debentures and other liabilities to be recorded at fair value. Gains and losses are largely as a result of the widening or narrowing of credit spreads decreasing or increasing the fair value of these liabilities, respectively. The losses represent the narrowing of credit spreads in 2012 which increased the fair value of these liabilities.

Gains less losses from financial investments
for the fourth quarter of 2012 was C$4m, marginally higher compared with the fourth quarter of 2011 and the third quarter of 2012. Gains less losses from financial investments for 2012 were C$52m, an increase of C$9m, or 20.9% compared with 2011, due to a higher net gain on the disposals of available-for-sale financial investments.

Other operating income
for the fourth quarter of 2012 was a loss of C$26m, compared to a loss of C$22m for the fourth quarter of 2011, and compared with an income of C$15m for the third quarter of 2012. Other operating income for 2012 was C$24m, an increase of C$11m compared with 2011.

The decrease in other operating income compared with the prior quarter is due to a write down in the value of investment property of C$42m in the fourth quarter of 2012. The increase compared with the prior year is mainly due to a higher write down by C$17m in the value of investment property in 2011.

Gain on the sale of the full service retail brokerage business.
The sale of the full service retail brokerage business closed effective 1 January, 2012. The bank recorded a gain of C$84m in the first quarter of 2012, net of assets disposed of and directly related costs. In the fourth quarter of 2012, the bank satisfied certain conditions relating to the sale which allowed the recognition of a further amount of C$4m.

Loan impairment charges and other credit risk provisions
for the fourth quarter of 2012 were C$33m, a decrease of C$21m, or 38.9% compared with the fourth quarter of 2011, and a decrease of C$38m, or 53.5%, compared with the third quarter in 2012. Loan impairment charges and other credit risk provisions for the year ended 31 December 2012 were C$211m, an increase of C$14m, or 7.1% compared with 2011.

The decreases in loan impairment charges and other credit risk provisions compared with the same quarter last year and the prior quarter was mainly due to a release of collectively assessed loan impairment allowances due to improved credit quality. Also contributing to the decrease compared with the prior quarter were lower levels of specific loan impairment charges within the commercial loan portfolio.

The increase compared with the prior year was due to higher levels of specific loan impairment charges within retail loan portfolios and the reversal of impairment charges relating to an available-for-sale investment within 2011.

Total operating expenses (excluding restructuring charges)
for the fourth quarter of 2012 were C$275m, a decrease of C$48m, or 14.9%, compared with the fourth quarter of 2011, and an increase of C$19m, or 7.4% compared with the third quarter of 2012. Total operating expenses for 2012 were C$1,113m, a decrease of C$146m, or 11.6% compared with 2011.

The decrease compared with the same quarter last year is mainly due to cost reductions relating to the sale of the full service retail brokerage business and wind-down of the consumer finance business in 2012. Additionally, as a result of cost management initiatives, employee compensation and benefits as well as activities and expenses related to the delivery of technology services to HSBC Group companies were reduced. The increase compared with the prior quarter is mainly due to a write off of internally developed software costs of C$5m and product support costs in the fourth quarter of 2012.

The decrease compared with the prior year is due to cost reductions relating to the sale of the full service retail brokerage business and wind-down of the consumer finance business in 2012. Additionally, as a result of cost management initiatives, employee compensation and benefits as well as activities and expenses related to the delivery of technology services to HSBC Group companies were reduced. The reduction is partially offset by a C$47m recovery of fees from an HSBC affiliate in 2011.

Restructuring charges
of C$36m were recognized in 2012 mainly relating to the wind-down of the consumer finance business compared with C$14m in 2011 relating to sale of the full service retail brokerage business.

Income tax expense.
The effective tax rate in the fourth quarter of 2012 was 29.5%, compared with 27.0% in the fourth quarter of 2011 and 26.4% in the third quarter of 2012. The effective tax rate for the year ended 31 December 2012 was 26.9%, compared with 26.4% in 2011.

The higher effective tax rates for the fourth quarter of 2012 and full year 2012 were mainly due to the negative impact of temporary differences reversing at a lower rate following a decrease in the statutory tax rate in 2012. In addition, the increase in the full year 2012 effective tax rate was partially offset by a lower statutory tax rate and a lower effective tax rate applied to the gain of the sale of the full service retail brokerage business.

Statement of Financial Position

Total assets at 31 December 2012 were C$80.7bn, an increase of C$0.6bn from C$80.1bn at 31 December 2011, mainly due to increases of C$1.2bn in financial investments, C$1.2bn in loans and advances to customers, C$0.7bn in trading assets, and C$0.6bn in acceptances offset by a decrease in loans and advances to banks of C$3bn. Excluding the movement in reverse repurchase agreements, loans and advances to banks and loans and advances to customers decreased by C$0.8bn and C$1.0bn respectively.

Liquid assets comprise high grade financial investments and reverse repurchase agreements. Liquid assets increased to C$24.3bn at 31 December 2012, compared with C$23.1bn at 31 December 2011 mainly as a result of growth in financial investments.

Total customer accounts at 31 December 2012 were C$48.3bn, an increase of C$1.7bn from C$46.6bn at 31 December 2011, mainly due to increases in repurchase agreements. Debt securities in issue at 31 December 2012 were C$12bn, a decrease of C$1.3bn from C$13.3bn at 31 December 2011, primarily due to lower balances held in bearer note deposits of C$1.7bn, partially offset by an increase of C$0.5bn in wholesale funding.

Total assets under administration

Total assets under administration were C$19.5bn at 31 December 2012, a decrease of C$7.9bn from C$27.4bn at 31 December 2011, primarily due to sale of the full service retail brokerage business. Excluding the full service retail brokerage business' funds under management, total assets under administration increased by C$2.7bn compared with 31 December 2011.

Business Performance in the Fourth Quarter of 2012

Commercial Banking

Profit before income tax expense for the fourth quarter of 2012 was C$121m, an increase of C$11m compared with the fourth quarter of 2011, and a decrease of C$24m compared with the third quarter of 2012. Profit before income tax expense increased compared with the fourth quarter of 2011 due to lower loan impairment charges from a release of collectively assessed loan impairment allowances and lower specific loan impairment charges following improved credit quality within loan portfolios, higher net fee income driven by growth in authorized credit facilities and transaction volume, partially offset by lower net interest income as a result of lower net interest margin in a prolonged low interest rate environment, and increased operating expenses driven by higher marketing and product support costs. Profit before income tax expense decreased compared with the prior quarter due a write down of the value of an investment property and increased operating expenses driven by higher marketing and product support costs, partially offset by a reduction in loan impairment charges from a release of collectively assessed loan impairment provisions and lower specific loan impairment charges following improved credit quality within loan portfolios.

Profit before income tax expense for 2012 was C$573m, an increase of C$42m, or 7.9%, compared with 2011. Profit before income tax expense increased due to higher net fee income from credit facilities, higher net operating income as a result of a larger write down by C$17m in the value of investment property in 2011 and reduced operating expenses driven by cost reduction efforts. The increase was partially offset by reduced net interest income as a result of lower net interest margin in a prolonged low interest rate environment.

Global Banking and Markets

Profit before income tax expense for the fourth quarter of 2012 was C$69m, an increase of C$2m compared with the fourth quarter of 2011, and little changed compared with the third quarter of 2012. Profit before income tax expense increased compared with the same quarter of 2011 due to improved trading performance in rates and credit products, partially offset by a decrease in foreign exchange revenues driven by lower volume in a less volatile market and higher operating expenses resulting from increased product support costs.

Profit before income tax expense for 2012 was C$309m, an increase of C$35m, or 12.8%, compared with 2011. The increase in profit before income tax expense is due to higher net trading income driven by improved trading performance in rates and credit products, higher gains on the disposal of available-for-sale financial investments, improved net fee income driven by higher debt underwriting and derivative sales fees, partially offset by increased operating expenses resulting from increased product support costs.

Retail Banking and Wealth Management

Profit before income tax expense for the fourth quarter of 2012 was C$4m, an increase of C$11m compared with the fourth quarter of 2011, and a decrease of C$10m compared with the third quarter of 2012. Profit before income tax expense increased compared with the same quarter of 2011 due to the inclusion of a C$14m restructuring provision for the sale of the full service retail brokerage business in the fourth quarter of 2011. The increase in profit was offset by lower net interest income as a result of lower net interest margin in a prolonged low interest rate environment and higher net interest income and net fee income in the fourth quarter of 2011 attributable to the full service retail brokerage business. Profit before income tax expense decreased compared with the prior quarter primarily as a result of a C$5m write off of internally developed software costs.

Profit before income tax expense for 2012 was C$118m, an increase of C$44m, or 59.5%, compared with 2011. Profit before income tax for 2012 included a gain on sale of C$80m and restructuring charges of C$2m attributable to the full service retail brokerage business, and a write off of internally developed software costs of C$4m. Profit before income tax expense for 2011 included a recovery of fees from an HSBC affiliate of C$28m, restructuring charges of C$14m and an operating loss of C$3m attributable to the full service retail brokerage business, and a write off of internally developed software costs of C$16m. Excluding the effect of these items, profit before income tax expense for 2012 was C$44m, a decrease of C$35m compared with 2011 mainly due a reduction in net interest income as a result of lower average retail loan balances following the strategic refocus of the business and lower net interest margin.

Consumer Finance

In March 2012, HSBC Financial Corporation Limited announced the wind-down of its consumer finance business in Canada and, except for existing commitments, ceased origination of loans. Accordingly, C$34m in restructuring costs were incurred in the first quarter of 2012 relating to employee severance and other staff related costs, onerous leases as well as other contracts, and impairment of fixed assets including leasehold improvements.

Profit before income tax expense was C$30m for the fourth quarter of 2012, an increase of C$13m, or 76.5%, compared with the fourth quarter of 2011 and an increase of C$2m, or 7.1%, compared with the third quarter of 2012. Profit before income tax expense increased compared with the fourth quarter of 2011 mainly as a result of lower operating expenses driven by the wind-down of the business including reduced staff, infrastructure charges and other overhead expenses and lower loan impairment charges, partially offset by lower net interest income on declining customer loan balances. Profit before income tax expense increased compared with the prior quarter mainly due to reduced loan impairment charges driven by an improvement in credit quality, offset by lower net interest income and net fee income as a result of declining customer loan balances and diminishing business activity.

Profit before income tax expense for 2012 was C$77m, an increase of C$16m, or 26.2%, compared with 2011. Excluding the restructuring costs, profit before income tax expense was C$111m, an increase of C$50m compared with 2011. The increase is mainly due to lower operating expenses driven by reduced staff, infrastructure charges and other overhead expenses, which is partially offset by lower net interest income on declining customer loan balances and higher loan impairment charges.

Other

Activities or transactions which do not relate directly to the above global business segments are reported in "Other". The main items reported under "Other" include gains and losses from the impact of changes in credit spreads on our own debt designated at fair value, revenue and expense related to information technology services provided to HSBC Group companies on an arm's length basis. A loss before income tax expense of C$3m was recorded for the fourth quarter of 2012, compared with a loss of C$2m for the fourth quarter of 2011 and a loss of C$11m for the third quarter of 2012.
Profit before income tax expense for 2012 was a loss of C$39m, compared with a profit of C$16m for 2011.
The variances from comparative periods are primarily due to the impact of the items noted above.

Dividends

During the fourth quarter of 2012, the bank declared and paid C$82m in dividends on HSBC Bank Canada common shares, an increase of C$7m from the same period in 2011. The bank declared and paid C$330m in dividends on common shares during the year ended 31 December 2012, an increase of C$30m from the same period in 2011.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C, 31.25 cents per share on Class 1 Preferred Shares - Series D, 41.25 cents per share on Class 1 Preferred Shares - Series E and 7.75 cents per share on Class 2 Preferred Shares - Series B. Dividends will be paid on 31 March 2013, to shareholders of record on 15 March 2013.

IFRS
and related non-IFRS measures

HSBC Bank Canada uses both IFRS and certain non-IFRS financial measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures that have been adjusted to a basis other than IFRS do not have a standardized meaning under IFRS and are therefore unlikely to be comparable to similar measures used by other companies. The following outlines various non-IFRS measures that are regularly monitored by management:

Return on average common equity
- Profit attributable to common shareholders on an annualized basis divided by average common equity, which is calculated using month-end balances of common equity for the period.

Post-tax return on average assets
- Profit attributable to common shareholders on an annualized basis divided by average assets, which is calculated using average daily balances for the period.

Post-tax return on average risk weighted assets -
Profit attributable to common shareholders on an annualized basis divided by the average monthly balances of risk weighted assets for the period. Risk weighted assets are calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada in accordance with the Basel II capital adequacy framework.

Cost efficiency ratio
- Calculated as total operating expenses for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Adjusted cost efficiency ratio -
Cost efficiency ratio adjusted to exclude gains and losses from financial instruments designated at fair value from net operating income before loan impairment charges.

Net interest income, net fee income and net trading income as a percentage of total operating income
- Net interest income, net fee income and net trading income for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Ratio of customer advances to customer accounts
- Loans and advances to customers divided by customer accounts, using period-end balances.

Average total shareholders' equity to average total assets
- average shareholders' equity is calculated using month-end balances of total shareholders' equity for the period and average total assets are calculated using average daily balances for the period.

Core tier 1 capital
- Tier 1 capital less non-controlling interests and preferred shares.

Core tier 1 capital ratio
- Core tier 1 capital as a percentage of risk-weighted assets.

Caution concerning forward-looking statements

This document may contain forward-looking information, including statements regarding the business and anticipated actions of HSBC Bank Canada. These statements can be identified by the fact that they do not pertain strictly to historical or current facts. Forward-looking statements often include words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes," and words and terms of similar substance in connection with discussions of future operating or financial performance. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on the bank's net interest margin may arise from actions taken by individual banks or other financial institutions acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. The factors disclosed above are not exhaustive and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition. Any forward-looking statements speak only as of the date of this document. The bank undertakes no obligation to, and expressly disclaims any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise, except as required by law.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, is the leading international bank in Canada. With around 6,600 offices in 81 countries and territories and assets of US$2,693bn at 31 December 2012, the HSBC Group is one of the world's largest banking and financial services organizations.

Media enquiries to:	Ernest Yee	604-641-2973
	Sharon Wilks	416-868-3878

Copies of HSBC Bank Canada's Annual Report and Accounts 2012 will be sent to shareholders in March 2013.

Summary	Quarter ended			Year ended
	31 December 2012	31 December 2011	30 September 2012	31 December 2012	31 December 2011
For the period (C$m)
Profit before income tax expense	221	185	246	1,038	956
Net operating income before loan impairment charges and other credit risk provisions	526	562	572	2,393	2,422
Profit attributable to common shareholders	140	118	162	690	633

At period-end (C$m)
Shareholders' equity	5,132	4,973	5,118
Core tier 1 capital (1)	3,877	3,555	3,798
Risk-weighted assets	36,668	35,322	36,818
Loans and advances to customers (net of impairment allowances)	45,572	44,357	46,309
Customer accounts	48,304	46,614	47,713

Capital ratios (%)
Tier 1 ratio (2)	13.8	13.4	13.5	13.8	13.4
Total capital ratio (2)	16.0	16.0	15.8	16.0	16.0
Core tier 1 capital ratio (1)	10.6	10.1	10.3	10.6	10.1

Performance ratios (%) (1)
Return on average common equity	13.1	11.8	15.8	16.8	17.0
Post-tax return on average total assets	0.67	0.57	0.77	0.80	0.77
Post-tax return on average risk-weighted assets	1.5	1.3	1.8	1.9	1.8

Credit coverage ratio (%)
Loan impairment charges as a percentage of total operating income	6.3	9.6	12.4	8.8	8.1
Loan impairment charges as a percentage of average gross customer advances and acceptances	0.3	0.4	0.5	0.4	0.4
Total impairment allowances outstanding as a percentage of impaired loans and acceptances at the period end	59.9	61.3	62.8	59.9	61.3

Efficiency and revenue mix ratios (%) (1)
Cost efficiency ratio	52.3	57.5	44.8	48.0	52.6
Adjusted cost efficiency ratio	52.0	57.5	44.1	47.5	52.9
As a percentage of total operating income:
- net interest income	66.2	69.9	62.4	61.6	64.2
- net fee income	29.3	27.9	27.4	25.1	26.6
- net trading income	8.6	5.5	8.4	7.5	6.2

Financial ratios (%) (1)
Ratio of customer advances to customer accounts	94.3	95.2	97.1
Average total shareholders' equity to average total assets	6.2	6.0	6.0

Total assets under administration (C$m)
Funds under management (3)	18,327	26,383	18,097
Custodial accounts	1,133	967	854
Total assets under administration	19,460	27,350	18,951

1 These are non-IFRS amounts or non-IFRS measures. Please refer to the discussion outlining the use of non-IFRS measures in the "IFRS and related non-IFRS measures" section of this document.

2 Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada in accordance with the Basel II capital adequacy framework.

3 Funds under management at 31 December 2011include funds managed in the full service retail brokerage business which was sold on 1 January 2012 of C$10.6bn.

Consolidated Income Statement (Unaudited)	Quarter ended			Year ended
Figures in C$m (except per share amounts)	31 December 2012	31 December 2011	30 September 2012	31 December 2012	31 December 2011

Interest income	534	585	551	2,236	2,366
Interest expense	(186)	(192)	(194)	(761)	(810)

Net interest income	348	393	357	1,475	1,556

Fee income	178	185	175	689	734
Fee expense	(24)	(28)	(18)	(88)	(90)
Net fee income	154	157	157	601	644

Trading income excluding net interest income	34	23	38	143	130
Net interest income on trading activities	11	8	10	37	20
Net trading income	45	31	48	180	150
Net gain/(loss) from financial instruments designated at fair value	(3)	-	(8)	(27)	16
Gains less losses from financial investments	4	3	3	52	43
Other operating income	(26)	(22)	15	24	13
Gain on the sale of the full service retail brokerage business	4	-	-	88	-
Net operating income before loan impairment charges and other credit risk provisions	526	562	572	2,393	2,422
Loan impairment charges and other credit risk provisions	(33)	(54)	(71)	(211)	(197)

Net operating income	493	508	501	2,182	2,225
Employee compensation and benefits	(150)	(178)	(147)	(650)	(790)
General and administrative expenses	(109)	(109)	(96)	(409)	(396)
Depreciation of property, plant and equipment	(8)	(4)	(10)	(35)	(33)
Amortization of intangible assets	(8)	(18)	(3)	(19)	(40)
Restructuring charges	-	(14)	-	(36)	(14)

Total operating expenses	(275)	(323)	(256)	(1,149)	(1,273)
Operating profit	218	185	245	1,033	952
Share of profit in associates	3	-	1	5	4
Profit before income tax expense	221	185	246	1,038	956
Income tax expense	(64)	(50)	(65)	(277)	(252)
Profit for the period	157	135	181	761	704

Profit attributable to common shareholders	140	118	162	690	633
Profit attributable to preferred shareholders	15	15	16	61	61
Profit attributable to shareholders	155	133	178	751	694
Profit attributable to non-controlling interests	2	2	3	10	10
Average number of common shares outstanding (000's)	498,668	498,668	498,668	498,668	498,668
Basic earnings per common share	0.28	0.24	0.33	1.38	1.27

Consolidated Statement of Financial Position (Unaudited) Figures in C$m	At 31 December 2012	At 31 December 2011

ASSETS

Cash and balances at central bank	56	77
Items in the course of collection from other banks	90	104
Trading assets	5,272	4,587
Derivatives	1,810	2,203
Loans and advances to banks	1,480	4,530
Loans and advances to customers	45,572	44,357
Financial investments	20,411	19,168
Other assets	910	559
Prepayments and accrued income	165	225
Customers' liability under acceptances	4,737	4,059
Property, plant and equipment	140	123
Goodwill and intangibles assets	71	76
Total assets	80,714	80,068

LIABILITIES AND EQUITY

Liabilities
Deposits by banks	2,173	1,329
Customer accounts	48,304	46,614
Items in the course of transmission to other banks	71	110
Trading liabilities	2,672	2,996
Financial liabilities designated at fair value	436	1,006
Derivatives	1,415	1,746
Debt securities in issue	11,980	13,327
Other liabilities	2,384	2,485
Acceptances	4,737	4,059
Accruals and deferred income	528	566
Retirement benefit liabilities	328	301
Subordinated liabilities	324	326
Total liabilities	75,352	74,865

Equity
Preferred shares	946	946
Common shares	1,225	1,225
Other reserves	281	439
Retained earnings	2,680	2,363
Total shareholders' equity	5,132	4,973
Non-controlling interests	230	230
Total equity	5,362	5,203
Total equity and liabilities	80,714	80,068

Condensed Consolidated Statement of Cash Flows (Unaudited)	Quarter ended			Year ended
Figures in C$m	31 December 2012	31 December 2011	30 September 2012	31 December 2012	31 December 2011

Cash flows generated from/(used in):
- operating activities	(1,088)	(334)	1,398	(1,277)	1,694
- investing activities	1,113	959	(1,469)	(1,446)	(3,049)
- financing activities	(99)	(92)	(102)	(401)	(371)
Net increase/(decrease) in cash and cash equivalents	(74)	533	(173)	(3,124)	(1,726)
Cash and cash equivalents, beginning of period	1,827	4,344	2,000	4,877	6,603
Cash and cash equivalents, end of period	1,753	4,877	1,827	1,753	4,877

Represented by:
- Cash and balances at central bank	56	77	62	56	77
- Items in the course of transmission to other banks, net	19	(6)	(217)	19	(6)
- Loans and advances to banks of one month or less	1,480	4,530	1,627	1,480	4,530
- Treasury bills and certificates of deposits of three months or less	198	276	355	198	276
Cash and cash equivalents, end of period	1,753	4,877	1,827	1,753	4,877

Global Business Segmentation
(Unaudited)

We manage and report our operations according to our global businesses.

	Quarter ended			Year ended
Figures in C$m	31 December 2012	31 December 2011	30 September 2012	31 December 2012	31 December 2011

Commercial Banking
Net interest income	177	189	175	709	727
Net fee income	77	66	78	298	268
Net trading income	6	5	9	31	24
Other operating income/(expense) (1)	(40)	(36)	3	(25)	(41)
Net operating income before loan impairment charges and other credit risk provisions	220	224	265	1,013	978
Loan impairment charges and other credit risk provisions	(6)	(23)	(36)	(79)	(78)
Net operating income	214	201	229	934	900
Total operating expenses (1)	(96)	(91)	(85)	(366)	(373)
Operating profit	118	110	144	568	527
Share of profit in associates	3	-	1	5	4
Profit before income tax expense	121	110	145	573	531

Global Banking and Markets
Net interest income	40	38	41	167	165
Net fee income	24	23	25	87	79
Net trading income	28	17	28	106	90
Gains less losses from financial investments	3	3	3	51	40
Other operating income	1	-	-	2	2
Gain on the sale of the full service retail brokerage business	-	-	-	8	-
Net operating income before loan impairment charges and other credit risk provisions	96	81	97	421	376
Loan impairment charges and other credit risk provisions	-	1	-	-	1
Net operating income	96	82	97	421	377
Total operating expenses	(27)	(15)	(27)	(112)	(103)
Profit before income tax expense	69	67	70	309	274

Retail Banking and Wealth Management
Net interest income	82	98	85	364	399
Net fee income	44	57	42	172	255
Net trading income	3	4	3	12	20
Other operating income	4	3	3	12	9
Gain on the sale of the full service retail brokerage business	4	-	-	80	-
Net operating income before loan impairment charges and other credit risk provisions	137	162	133	640	683
Loan impairment charges and other credit risk provisions	(8)	(7)	(7)	(28)	(20)
Net operating income	129	155	126	612	663
Total operating expenses (excluding restructuring charges)	(125)	(148)	(112)	(492)	(575)
Restructuring charges	-	(14)	-	(2)	(14)
Profit/(loss) before income tax expense	4	(7)	14	118	74

	Quarter ended			Year ended
Figures in C$m	31 December 2012	31 December 2011	30 September 2012	31 December 2012	31 December 2011

Consumer Finance
Net interest income	57	74	64	266	282
Net fee income	9	11	12	44	42
Gains less losses from financial investments	1	-	-	1	3
Other operating income	1	-	1	4	5
Net operating income before loan impairment charges and other credit risk provisions	68	85	77	315	332
Loan impairment charges and other credit risk provisions	(19)	(25)	(28)	(104)	(100)
Net operating income	49	60	49	211	232
Total operating expenses (excluding restructuring charges)	(19)	(43)	(21)	(100)	(171)
Restructuring charges	-	-	-	(34)	-
Profit before income tax expense	30	17	28	77	61

Other
Net interest expense	(8)	(6)	(8)	(31)	(17)
Net trading income	8	5	8	31	16
Net gain/(loss) from financial instruments designated at fair value	(3)	-	(8)	(27)	16
Other operating income (1)	8	11	8	31	38
Net operating income/(expense)	5	10	-	4	53
Total operating expenses (1)	(8)	(12)	(11)	(43)	(37)
Profit/(loss) before income tax expense	(3)	(2)	(11)	(39)	16

1.  The bank operates a call center which exclusively services the global Commercial Banking business. In prior periods, expenses and related recharge income from other HSBC Group companies have been included in 'Total operating expenses' and 'Other operating income' respectively, within the 'Other' global business segment. Effective for the third quarter of 2012, the call center expenses and related recharge income have been reclassified from the 'Other' global business segment to the 'Commercial Banking' global business segment in order to more appropriately reflect these transactions within the global business segment benefitting from these services.
    Comparative data has been reclassified to conform with current presentation. Accordingly, expenses included in 'Total operating expenses' of C$4m and C$15m for the quarter ended 31 December 2011 and for the year ended
    31 December 2011 respectively, were reclassified. In addition, recharge income included in 'Other operating income' of C$4m and C$14m for the quarter ended 31 December 2011 and for the year ended 31 December 2011 respectively, was reclassified. The consolidated income statement was not affected by the reclassification.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                         Date: 04 March 2013